UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 22, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 19, 2013, Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited (collectively, the “Borrowers”), and Pacific Drilling S.A. (the “Guarantor”) (collectively, the “Borrowing Group”) entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “Senior Secured Credit Facility Agreement” or “SSCF”).

The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two tranches: (i) a tranche of $500.0 million provided by a syndicate of nine commercial banks (the “Commercial Tranche”) and (ii) a tranche of $500.0 million provided by Eksportkreditt Norge AS (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

Borrowings under the Commercial Tranche bear interest at the London Interbank Offered Rate (“LIBOR”) plus a margin of 3.5%. Borrowings under the GIEK Tranche bear interest, at the Borrower’s option, at (i) LIBOR plus a margin of 1.50% (which margin may be reset 60 months after the first borrowing under the SSCF Term Loan) or (ii) at a Commercial Interest Reference Rate (“CIRR”) of (a) 3.96% for borrowings relating to the Pacific Sharav and (b) 2.37% for borrowings relating to the Pacific Meltem. Borrowings under the GIEK Tranche will also be subject to a guarantee fee of 2.00% per annum (the “GIEK Premium”). Undrawn commitments for the SSCF Term Loan shall bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche and 40% of the GIEK Premium.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. The GIEK Tranche matures (for each vessel) twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced on terms acceptable to GIEK. If the GIEK Tranche put option is exercised, each Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on the maturity date of the Commercial Tranche, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

Borrowings under the SSCF Term Loan may be prepaid in whole or in part at any time, without any premium or penalty other than LIBOR or CIRR breakage payments, as applicable.

The indebtedness under the SSCF is guaranteed by the Guarantor. The obligations of the Borrowers under the SSCF Term Loan are joint and several. The SSCF will be secured by several collateral components, which are usual and customary for such financing. The security provided to the lenders will be cross-collateralized across all borrowings under the SSCF and will comprise assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each of the Pacific Sharav and the Pacific Meltem and other types of collateral.

The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of the Guarantor to pay dividends to its shareholders or transact with affiliates (except for certain specified exceptions) and (ii) the ability of the Borrowers to incur additional indebtedness or liens, sell assets, make investments or transact with affiliates (except for certain specified exceptions).

The SSCF also requires (i) maintenance by the Guarantor of a $1.0 billion consolidated tangible net worth, (ii) maintenance by the Guarantor of a net debt to EBITDA ratio of 5.5x beginning on December 31, 2013 and stepping down incrementally until 4x on December 31, 2015, (iii) maintenance by the Guarantor of a projected debt service coverage ratio for the next twelve months of at least 1.125x beginning on December 31, 2013 and stepping up to 1.25x on March 31, 2014 and 1.5x on March 31, 2015, (iv) maintenance by the Guarantor of a total debt to total capitalization ratio of 3.0 to 5.0, (v) maintenance by the Guarantor of total debt of less than $3.0 billion through September 30, 2013, (vi) maintenance by the Guarantor and its subsidiaries of minimum liquidity of $50 million and (vii) maintain a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances under the SSCF.

The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.

The description of the SSCF contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the SSCF, which is filed herewith as Exhibits 99.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: February 22, 2012	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

The following exhibits are filed as part of this Form 6-K Report:

Exhibit	Description

99.1	Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein.